January 8, 2007	Philip T. Colton
Direct Dial: (612) 604-6729
Direct Fax: (612) 604-6929
pcolton@winthrop.com

VIA EDGAR // Courtesy Copy via Fed Ex

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Carlos Pacho, Senior Assistant Chief Accountant
Ms. Melissa Hauber, Senior Staff Accountant

Re:	Digital Angel Corporation
Form 10-K for fiscal year ended December 31, 2005
Filed March 8, 2006

Form 10-K/A for fiscal year ended December 31, 2005
Filed April 6, 2006
File No. 1-15177

Dear Messrs. Spirgel, Pacho and Ms. Hauber:

On behalf of Digital Angel Corporation, a Delaware corporation, we are responding to the comments in the Staff’s letter, dated December 21, 2006.   For the Staff’s convenience, each of our Responses is italicized and preceded by the related Staff Comment.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Item 9A.  Controls and Procedures, page 12

Change in Internal Control over Financial Reporting, page 12

1.     We note your disclosure that your management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2005 has been audited by Eisner LLP.  In addition, the report of Eisner on page 12 refers to the “accompanying Management’s Report on Internal Controls over Financial Reporting.”  Based on these references, it appears that management’s report should have been included in the Form 10-K.  Please either amend to include Management’s Report on Internal Controls over Financial Reporting, or tell us why you believe it is not necessary to include this report.

Response:  The Company will amend Item 9A. Controls and Procedures in its Form 10-K for fiscal year ended December 31, 2005 to include the “Management’s Report on Internal Controls over Financial Reporting.”  The amendment will be filed upon conclusion of the comment process. A copy of the Assessment Report is attached as Schedule 1.

Financial Statements

Note 2.  Acquisitions, page 28

2.     Based on your disclosure in Note 11 at page 33, it appears that you determined the value of the stock issued to Applied Digital in exchange for shares of their common stock using the stock prices for the ten trading days immediately preceding, and not including, the transaction closing date.  You determined that the value of the stock was $3.5 million, which was the basis for determining your purchase price for your acquisition of DSD Holdings A/S.  Your methodology for determining the purchase price does not appear to be in accordance with paragraph 22 of SFAS 141, which requires the use of the market price for reasonable period before and after the date that the terms of the acquisition are agreed to and announced to determine the fair value of the securities issued.  Please tell us your basis in the accounting literature for your policy and how you considered the guidance in paragraph 22.

Response:   The Company exchanged its common stock for shares of Applied Digital’s common stock in order to complete the transaction. The purchase price for DSD Holdings A/S was negotiated by and between the Company and the sellers. The sellers elected to receive Applied Digital’s common stock which necessitated the exchange transaction. Based on the purchase contract, the Company used the volume-weighted-average price of Applied Digital’s common stock for the ten trading days immediately preceding and not including, the transaction closing date.  Since the fair value of Applied Digital’s common stock was lower on the closing date than the weighted average price determined in accordance with the purchase agreement, as a result of additional negotiations, the Company paid additional cash consideration of approximately $195,000 which resulted in the overall purchase price approximating $3.7 million based upon the fair value of the Applied Digital stock on the date of the closing plus the additional cash consideration.  Had the Company considered the market price of the stock for a different or shorter period before and after the date that the terms of the acquisition were agreed to and announced the impact would not have been material. Based upon a 10 day average of the ADSX stock price around the transaction date (5 days before and 5 days after), the transaction would have been valued at approximately $3.4 million.

The Company considers the methodology used  to determine the purchase price to reflect fair value and the use of a 10 day average before and after the transaction date would only result in an immaterial reduction of the purchase price calculated by the Company.

2

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies and Estimates, page 15

Goodwill, Intangibles and Other Long-Lived Assets, page 15

3.     We note you engaged an independent valuation firm to review and evaluate the goodwill of your various reporting units.  While you are not required to make reference to a third party valuation specialist, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing.  If you decide to delete your reference to the third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Response:  The Company will either include the consent of the experts or delete reference to the experts in its subsequent filings.  If the Company elects to delete the reference to third party valuations, it will expand the disclosure to explain the theoretical models and assumptions used to determine the valuation.

The Company’s Tandy letter is attached as Exhibit A.

If you have any questions in connection with the filing, please contact the undersigned at 612-604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/  Philip T. Colton

Philip T. Colton

PTC/aks/Enclosure

cc:           Digital Angel Corporation

3

Schedule 1

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. Disclosure controls and procedures are defined in the Securities Exchange Act as controls and other procedures of the Company designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC is accumulated and communicated to the Company’s management, including the CEO and Principal Accounting Officer, to allow timely decisions regarding required disclosure. Based on its review and evaluation, the Company’s management has concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2005.

There were no material changes in the Company’s internal controls over the financial reporting that occurred during the three months ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in the Securities Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision and with the participation of the Company’s CEO and Principal Accounting Officer, carried out an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. The Company’s management based its evaluation on criteria set forth in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2005.

EXHIBIT A

[Digital Angel Letterhead]

Digital Angel Corporation

490 Villaume Avenue

South Saint Paul, MN 55075

January 8, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Sprigel
Mr. Carlos Pacho
Ms. Melissa Hauber

Re:  Digital Angel Corporation

        Form 10-K for the year ended December 31, 2005;

        Form 10-K/A for the year ended December 31, 2005

        File No. 1-15177

Ladies and Gentlemen:

In connection with the letter dated December 21, 2006 from the U.S. Securities and Exchange Commission (the “Commission”), to Digital Angel Corporation (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 10-K and Form 10-K/A:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-K/A;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-K/A; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Thomas J. Hoyer

Thomas J. Hoyer

Chief Financial Officer, Digital Angel Corporation